MARK N. SCHNEIDER
A PROFESSIONAL CORPORATION
	999 MURRAY HOLLADAY ROAD, SUITE 109	TELEPHONE: (801) 263-3576
ATTORNEY AT LAW	SALT LAKE CITY, UTAH 84117	FACSIMILE: (801) 214-9701

July 13, 2010

VIA EDGAR

Mr. Paul Fischer

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Grote Molen, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed May 14, 2010

SEC File No. 000-53979

Dear Mr. Fischer:

This firm is acting as legal counsel to Grote Molen, Inc. (the “Company”) in connection with the above-referenced filing.  In response to the Staff's comments as set forth in your June 9, 2010 letter to the Company, the Company is filing Amendment No. 1 to the registration statement concurrently with the transmittal of this letter.

For the convenience of the Staff in reviewing Amendment No. 1, the comments from your letter are quoted below and are followed in each case by the Company's response thereto.  To the extent the responses contain references to page numbers, those references are to the printed page numbers at the bottom of each page of Amendment No. 1.

General

1.

Please note that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:  Comment noted.

Marketing and Sales, page 4

2.

Please revise to disclose that your website address is www.thewondermill.com.  We were unable to find the information you discuss in this section on the website you referenced.

Response:  Change made, page 4.  The website address has been corrected.

Risk Factors, page 5

We may not be able to absorb the costs of being a public company….page 7

3.

To the extent determinable, please revise to provide the costs estimated with becoming a public company, including pursuant to the applicable provisions of the Sarbanes-Oxley Act of 2002.

Response:  Change made, page 8.  The section has been revised to include the range of estimated additional costs to be incurred by the Company as a result of becoming a public reporting company.

Paul Fischer

U.S. Securities and Exchange Commission

July 13, 2010

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

4.

We note your table on page 14 discloses the beneficial ownership of Messrs. Hofman and Crane and states that each own 8,000,000 and 10,000,000 shares, respectively, and 18,000,000 shares collectively. However, your disclosure elsewhere such as under Item 10 on page 17 states that they own 20,000,000 shares collectively. Please conform your disclosure throughout your document and confirm the shares of common stock owned by Messrs. Hofman and Crane.

Response:  Changes made, page 9.  We corrected numerical errors on page 10 in the risk factor captioned “All of our issued and outstanding shares are currently eligible for sale under Rule 144, which may have an adverse impact on any trading market that may develop for our common stock.”  The disclosure in Item 10 is correct because Mr. Hofman originally acquired a total of 10,000,000 shares but currently owns 8,000,000 shares.

Item 7. Certain Relationships and Related Transactions, page 16

5.

We note the monthly fee under the Idaho Management Agreement is not a result of arms length negotiations and increased from $7,200 to $9,200. Please revise your disclosure to explain the factors that caused the increase in the fee and how often you intend to renegotiate this fee.

Response:  Change made, page 18.  We have modified the disclosure to indicate that the increase in the management fee was in connection with the construction of a new warehouse/office building by Big John’s, LLC.

Financial Statements and Exhibits, page 18

6.

We note your disclosure on the bottom of page 3 and under the second Risk Factor on page 5 that your business relies on Indian and Korean manufacturers. Please file your manufacturing agreements with them as exhibits or explain why you have not done so. Similarly, please file any other agreements that are material to your business such as agreements with your major customers or explain why you have not done so.

Response:  Change made.  We have included as exhibits the manufacturing agreement with the Company’s Korean manufacturer, the form of the authorized dealer agreement the Company enters into with its major customers, and the authorized dealer agreements entered into with Big John’s LLC and Kitchen Kneads, the companies owned by John Hofman and Bruce Crane, respectively.  The Company does not have a written agreement with its manufacturer in India and submits purchase orders for the quantity of product it desires from time to time with payment for such products.  The Company has not entered into any agreements with its major customers other than its standard authorized dealer agreement described above.

In addition to responding to the specific comments set forth above, the Company has made changes to the registration statement to update certain information, to correct typographical and grammatical errors, to add additional disclosure, and to make conforming changes throughout the document.  Amendment No. 1 also includes interim financial statements as of March 31, 2010 and 2009 and for the three month periods then ended.  Item 2. Financial Information: Management’s Discussion and Analysis has also been expanded to provide a discussion of such interim financial statements.

Included herewith pursuant to your request is a letter from the Company acknowledging the Company’s understanding that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul Fischer

U.S. Securities and Exchange Commission

July 13, 2010

Thank you for your assistance in this matter.  If you have any questions or require any additional information, please telephone the undersigned at (801) 263-3576, or send an email message to mschneider@mnslaw.net.

Sincerely,

/s/ Mark N. Schneider

Mark N. Schneider

cc:

Grote Molen, Inc.

Ajay Koduri, Staff Attorney (via Federal Express)

Pritchett, Siler & Hardy